

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2011

By U.S. Mail and facsimile to (914) 272-8088

John B. Roche
Chief Financial Officer
Retail Opportunity Investments Corp.
3 Manhattanville Road
Purchase, NY 10577

>   **Re: Retail Opportunity Investments Corp.**
>   **Form 10-K for the year ended December 31, 2010**
>   **Forms 10-Q for the quarter ended March 31, 2011**
>   **File No. 001-33749**

Dear Mr. Roche:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Item 1.   Business, page 2

General

1.   We note your disclosure regarding your significant property acquisitions during the fiscal year. In future Exchange Act periodic reports, to the extent you acquire or dispose of properties in the reporting period which are in the aggregate material, please include disclosure on weighted average capitalization rates for the acquisitions and dispositions, and include a clear description of how you calculated disclosed capitalization rates.

2.   In future Exchange Act periodic reports, to the extent your acquisitions or originations of real estate debt investments during the reporting period are material, please disclose the weighted average maturity and yield on such investments. In addition, please provide equivalent disclosure for your total debt portfolio as of the end of the reporting period.

Item 2. Properties, page 21

3.   In future Exchange Act periodic reports, please expand your disclosure of your leasing activities for the most recent quarter, including a discussion of the volume of new or renewed leases, a discussion of the percentage of leases with rent escalators and a representative range of escalation, and, when applicable, average tenant improvement costs, leasing commissions and tenant concessions.

4.   In future Exchange Act periodic reports, please also provide the average effective annual rental per square foot for the current and preceding reporting periods. Please disclose the impact of any tenant concessions on such data.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 26

5.   Please tell us whether net operating income is viewed as a key performance measure. If so, please include such performance measure in future filings, as applicable, with the appropriate Item 10(e) reconciliation.

6.   We note that you have significant lease expirations in the next few years. In future Exchange Act periodic reports, please expand your disclosure to discuss the relationship between market/current asking rents and leases expected to expire in the next period, as well as the relationship between rents on leases that expired in the current reporting period and rents on executed renewals or new leases.

Results of Operations for the year ended December 31, 2010 compared to the year ended December 31, 2009, page 29

7. With respect to your discussion of operating income from properties, in future filings please include a complete discussion of the reconciling items that apply to the particular segment being discussed (i.e., "Shopping Centers"). Refer to the guidance in Question 104.2 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Contractual obligations, page 33

8. We note your disclosure of your operating lease obligations included in your contractual obligations tabular disclosure on page 33, and your disclosure on page 34 that you did not have any operating lease obligations as of December 31, 2010. Please clarify to us this apparent conflict and revise your disclosure in future filings as appropriate.

Report of Independent Registered Public Accounting Firm, page F-3

9. Please revise your auditors' report in future filings to refer to "the standards of the Public Company Accounting Oversight Board (United States)" instead of "the auditing standards of the Public Company Accounting Oversight Board (United States)." Refer to AS No. 1 of PCAOB.

Consolidated Statements of Equity, page F-7

10. Please explain to us the transaction that the registration expenditures relate to and the basis in GAAP for charging them to equity.

Note 1. Organization, Basis of Presentation and Summary of Significant Accounting Policies

Unconsolidated Joint Ventures, page F-18

11. Please tell us, and disclose in future filings, the amount of your unfunded capital contribution commitments to your joint ventures.

12. Please tell us, and disclose in future filings, how you assess impairment relating to your investment in and advances to unconsolidated joint ventures.

Note 12. Income Taxes, page F-25

13. In future filings, please disclose the tax status of distributions per share (e.g., ordinary income, capital gain, return of capital). Refer to Rule 3-15(c) of Regulation S-X.

Form 10-Q for the quarterly period ended March 31, 2011

14. Please tell us how you considered the disclosure requirements in ASC 280-10-50-32 relating to reportable segments in condensed financial statements of interim periods.

Note 2. Real Estate Investments

Property Acquisitions, page 11

15. We note you obtained ownership of the Lakha Properties which secured three of the four CA Loans. Please clarify to us how the fourth loan which was secured by a second mortgage on an office building was considered and how it is being accounted for after the settlement transaction and tell us your basis in GAAP for this treatment.

16. Please refer to the summarized financial information related to the property acquisitions as if they occurred on the first day of the year for the period presented. It does not appear this information include the historical results of operations of the Company. Please explain how you considered ASC 805-10-50-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John B. Roche
Retail Opportunity Investments Corp.
June 13, 2011
Page 5

      You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551-3473 or Michael McTiernan at (202) 551-3852 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief